

November 26, 2014

<u>VIA E-Mail</u>
Mr. Brian D. Lawson
Chief Financial Officer
Brookfield Asset Management, Inc.
Brookfield Place
P.O. Box 762
181 Bay Street, Suite 330
Toronto, Ontario, Canada M5J 2T3

> **Re:** **Brookfield Asset Management, Inc.**
> **Form 40-F for the year ended December 31, 2012 and 2011**
> **Filed on April 2, 2013 and March 29, 2012**
> **File No. 033-97038**

Dear Mr. Brian D. Lawson:

We have completed our review of your filings on November 24, 2014. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Accountant